VIA EDGAR	April 17, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	1PM Industries, Inc.
Registration Statement on Form S-1
Filed April 7, 2015
File No. 333-203276

This letter is to request that the comment letter for the above referenced S-1 can be emailed to the Company at info@1pmindustries.com. If you have any questions, you can reach us at (424) 253-9991.

Sincerely,

1PM Industries, Inc.

By:	/s/ Matt Billington
Name:	Matt Billington
Title:	COO